UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company)

CASCADIAN THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott D. Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Jaskot

Reed Smith LLP

Three Logan Square

1717 Arch Street, Suite 3100

Philadelphia, PA 19103

(215) 851-8180

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian”) with the U.S. Securities and Exchange Commission on February 8, 2018 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Valley Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Cascadian’s common stock, par value $0.0001 per share. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the paragraph under the sub-heading “Arrangements between Cascadian and its Executive Officers, Directors and Affiliates—Extended Non-Compete Restrictions and Transaction Related Payments for Executive Officers” on page 8 with the following:

“In connection with the Merger, the Compensation Committee approved amendments to the confidentiality agreements of Mr. Myers, Ms. Eastland and Dr. Walker to bind each executive to a two-year covenant not to compete with Cascadian. Mr. Myers had not previously been subject to a non-compete covenant, and Ms. Eastland and Dr. Walker had previously been subject to a one-year non-compete covenant. Contingent upon the execution of the two-year covenant not to compete, Mr. Myers, Ms. Eastland and Dr. Walker are eligible to receive transaction bonuses, subject to the completion of the Merger, for their efforts associated with leading Cascadian to the signing of the Merger Agreement and in ultimately consummating the Merger. The transaction bonuses are in the following amounts: Mr. Myers–$3,920,000; Ms. Eastland–$793,800; and Dr. Walker–$266,700. The Compensation Committee considered whether to offer transaction bonuses, and based on the recommendation of Cascadian’s independent compensation consultant, it found the award of these transaction bonuses to be appropriate contingent upon the execution of a two-year covenant not to compete and given the additional services Mr. Myers, Ms. Eastland, and Dr. Walker performed in connection with evaluating the proposed Merger and other alternatives available to Cascadian, negotiations and discussions related to the Merger, and the signing of the Merger Agreement. The form of agreement setting forth the terms of the transaction bonuses has also been approved by the Compensation Committee.”

(b)	Replacing the paragraph under the sub-heading “Arrangements between Cascadian and its Executive Officers, Directors and Affiliates—Special Committee Payments” on page 8 with the following:

The Compensation Committee worked with Cascadian’s independent compensation consultant to determine an appropriate fee arrangement to compensate the members of the Transaction Committee for the time and effort required in connection with evaluating the proposed Merger and the other alternatives available to Cascadian, negotiations and discussions with other parties making proposals during the process, and leading Cascadian to the signing of the Merger Agreement, including supervising the negotiation of the terms and conditions of the Merger Agreement. After deliberation, the Compensation Committee awarded Dr. Henney, Dr. Love, Mr. James, and Mr. Spiegelman additional director fees for their efforts in the following amounts: Dr. Henney (chair) –$100,000; Dr. Love–$75,000; Mr. James–$75,000; and Mr. Spiegelman–$75,000. These fees are not contingent upon the closing of the Merger and will be paid regardless of whether the Merger closes.

(c)	Replacing the first paragraph under the heading “Agreements or Arrangements with the Company’s Executive Officers and Directors Following the Merger” on page 8 with the following:

While, as of the date of this Schedule 14D-9, none of Cascadian’s current directors or executive officers have entered into any new agreements or arrangements with Parent, Cascadian or their respective affiliates regarding continued service with Parent, Cascadian or their respective affiliates after the Effective Time, it is possible that Parent, Cascadian or their respective affiliates may enter into employment or other arrangements with Cascadian’s management in the future. Since the announcement of the Merger, discussions regarding retention of the Company’s management team have been informal and have involved the general strengths and weaknesses of certain individuals, as well as whether those individuals would be interested in future employment with Parent. No offers of employment have been extended and no financial details have been discussed. As discussed above, Cascadian’s Compensation Committee has approved amendments to the employment agreements and confidentiality agreements of Mr. Myers, Ms. Eastland, Dr. Peterson, Mr. Christianson, and Dr. Walker (i) to provide tax preparation services for three years following the Merger, and (ii) to bind each executive to a two-year covenant not to compete with Cascadian. Mr. Myers had not previously been subject to a non-compete covenant, and Ms. Eastland and Dr. Walker had previously been subject to a one-year non-compete covenant. None of Cascadian’s current directors have engaged in any employment-related communications or negotiations with Parent regarding post-transaction employment or director positions with Parent.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the fifth paragraph on page 14 under the heading “—Background of the Offer” with the following:

“Beginning in June, 2016, representatives of Cascadian and Perella Weinberg had preliminary discussions with approximately 12 parties, including Parent, regarding potential strategic alternatives. Such parties were identified by Perella Weinberg and Cascadian’s management team based on their strategic interest in breast cancer or other oncology indications, and as parties who were most likely to have an interest in possibly pursuing a strategic alternative with Cascadian. None of these discussions advanced beyond a preliminary stage. Cascadian entered into a confidentiality agreement with Parent on July 8, 2016. Cascadian also engaged Reed Smith LLP (“Reed Smith”) to act as its legal advisor in connection with Cascadian’s consideration of potential strategic transactions.”

(b)	Replacing the seventh paragraph on page 14 under the heading “—Background of the Offer” with the following:

“On September 22, 2016, the Board, with representatives from Cascadian’s management team and Perella Weinberg, met at a regularly scheduled meeting. A representative of Cascadian’s management team provided a financial forecast of Cascadian and discussed Cascadian’s financing needs following the offerings undertaken by Cascadian on June 28, 2016. A representative of Perella Weinberg discussed with the Board potential strategic alternatives that may be available to Cascadian. The Board formed a committee comprising Steven P. James, Ted W. Love, M.D., Daniel Spiegelman and Christopher S. Henney, Ph.D., all of whom were independent directors, to make the exploration of potential financing options and strategic alternatives involving Cascadian more efficient, to evaluate the advisability of any such financing option or potential strategic alternative involving Cascadian, to make a recommendation to the full Board regarding whether such financing option or strategic alternative would be in Cascadian’s best interest, and to negotiate the structure, terms and conditions of any such possible financing option or potential strategic alternative. The Board noted that, in light of one of the Board members serving on the board of directors for one of Cascadian’s licensing partners, such Board member should not be involved in certain discussions regarding any potential strategic alternatives involving Cascadian to ensure that the committee could evaluate strategic alternatives without encountering any actual or potential conflicts of interest.”

(c)	Replacing the second full paragraph on page 15 under the heading “—Background of the Offer” with the following:

“Beginning in November, 2016, in accordance with direction from the Board, representatives of Perella Weinberg contacted more than 35 strategic parties regarding a potential partnership or licensing relationship or other strategic transaction involving Cascadian, including parties who had expressed preliminary interest earlier in 2016, including Parent, as well as additional parties who were not previously involved in preliminary discussions with representatives of Cascadian and Perella Weinberg, including Party A (“Party A”), Party B (“Party B”), Party C (“Party C”) and Party D (“Party D”). As a result of this outreach, Cascadian entered into confidentiality agreements with five parties, including entering into a confidentiality agreement with Party B on November 9, 2016 and entering into a confidentiality agreement with Party C on December 22, 2016. Other than the confidentiality agreement entered into with Parent, the confidentiality agreement with Party B is the only confidentiality agreement that contains a “standstill” and “don’t ask/don’t waive” provision, which provision remains in effect.”

(d)	Replacing the ninth full paragraph on page 16 under the heading “—Background of the Offer” with the following:

“On May 24, 2017, Cascadian entered into a confidentiality agreement with Party D to facilitate discussions related to a potential clinical collaboration.”

(e)	Replacing the second full paragraph on page 18 under the heading “—Background of the Offer” with the following:

“On September 26, 2017, the Board, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss a proposed response to the indication of interest from Party A. The Board, management and Perella Weinberg reviewed potential responses to the indication of interest from Party A. Following such discussions and review of the indication of interest from Party A, the Board discussed that the offer price of $6.50 per Share was inadequate and did not reflect what the Board believed was a fair valuation of Cascadian, and the Board directed management and Perella Weinberg to communicate such response to Party A and indicate that Party A would need to improve the terms and conditions of its offer in order for Cascadian to pursue a transaction. In order to make the exploration of a potential transaction more efficient, the Board determined to form a transaction committee (the “Transaction Committee”) to facilitate negotiations with Party A and any other parties interested in pursuing a potential transaction with Cascadian and to receive input from the Board relating to those discussions. The Board appointed Christopher Henney, Ph.D., Steven P. James, Ted W. Love, M.D., and Daniel Spiegelman to the Transaction Committee, all of whom are independent directors who indicated they would be able to commit sufficient time to undertake the responsibilities associated with membership on the Transaction Committee. Given his prior experience with strategic transactions with public companies and his tenure on the Board, the Board appointed Dr. Henney as chair of the Transaction Committee. In determining who would comprise the Transaction Committee, the Board thought it would be prudent to establish a committee comprised of independent members with no known affiliations with potential buyers or strategic partners who might be impacted if Cascadian were to undertake a strategic transaction. The Board noted that, in light of an ordinary course business relationship involving one of Cascadian’s strategic partners and one of the Board members, such Board member should not be a member of the Transaction Committee or involved in certain discussions regarding a potential transaction to ensure that the committee could evaluate strategic alternatives without encountering any actual or potential conflicts of interest. The Board delegated to the Transaction Committee the authority to (i) consider and evaluate any proposals from Party A and any other proposals that might be received by the Company in connection with a possible sale or other business combination transaction, (ii) participate in and direct the process for, and the negotiation of the material terms and conditions of, any such transaction, (iii) consider any alternatives to any such transaction, including, the Company continuing to operate on a standalone basis, (iv) recommend to the Board the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction or the advisability of pursuing any other alternative, (v) engage such professional advisors as the Transaction Committee determines are necessary or desirable to assist the Transaction Committee in performing its duties, and to approve all terms and conditions of any such engagement, including fees and expenses, and (vi) perform any other activities or responsibilities incidental to the foregoing. A representative of Goodwin reviewed again with the Board their fiduciary duties in the context of a potential sale transaction.”

(f)	Replacing the fifth paragraph on page 24 under the heading “—Background of the Offer” with the following:

“On January 26, 2018, a representative of Party A called a representative of Cascadian’s management team following Party A’s request to have a teleconference after the conclusion of Party A’s management meeting earlier that day. Party A indicated that it was withdrawing from the process because its further valuation analyses did not support its pursuit of a strategic transaction with Cascadian at this time.”

(g)	Replacing the second paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Selected Publicly Traded Companies Analysis” on page 33 with the following:

“Perella Weinberg reviewed enterprise values of these selected companies, calculated as fully diluted equity values based on closing stock prices on January 29, 2018 and publicly disclosed fully diluted shares calculated using the treasury method plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents. For purposes of such review, Perella Weinberg also took into consideration certain transactions, including, among others, equity financing, that were publicly announced by these selected companies between the date of their most recently reported financial results and January 29, 2018.”

(h)	Replacing the fourth paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Selected Publicly Traded Companies Analysis” on page 33 with the following:

“Based on Perella Weinberg’s review, the implied total enterprise values of these selected companies ranged between $174 million and $2,474 million, with a median of $457 million. The 25th percentile and 75th percentile of the implied total enterprise values of these selected companies were $360 million and $676 million, respectively. Perella Weinberg took the 25th percentile, median, and 75th percentile enterprise values of these selected companies and added Cascadian’s cash and cash equivalents net of debt (of approximately $99 million) to arrive at a range of equity values for Casacadian, and then used the treasury stock method to determine the fully diluted share count for each respective equity value and derive the per share value (61.01 million shares for the 25th percentile value, 61.28 million shares for the median value, and 61.71 million for the 75th percentile value). The analyses resulted in a range of implied equity values for Cascadian on a per share basis, between $7.53 and $12.57, with a median of $9.07. Perella Weinberg compared this range to the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement.”

(i)	Replacing the first paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Selected Transactions Analysis” on page 34 with the following:

“Perella Weinberg reviewed and analyzed the financial terms of the following eight selected transactions involving target companies with clinical stage oncology assets and no commercial products listed below that, given the business, product development and financial characteristics, Perella Weinberg considered generally relevant for purposes of its analysis. Using publicly available information, Perella Weinberg reviewed the upfront cash consideration paid in each of such selected transactions.”

(j)	Replacing the table under the sub-heading “Opinion of Cascadian’s Financial Advisor—Selected Transactions Analysis” on page 34 with the following table:

Selected Transactions			Upfront Cash Consideration ($ in million)
Date Announced	Acquiror	Target
		Phase 3 Oncology Target Transactions
09/28/14	Daiichi Sankyo Company, Limited	Ambit Biosciences Corporation	$315
02/29/12	Sumitomo Dainippon Pharma Co., Ltd.	Boston Biomedical, Inc.	$200
05/21/09	Johnson & Johnson	Cougar Biotechnology, Inc.	$1,000
		Phase 2 Oncology Target Transactions
12/21/16	Sumitomo Dainippon Pharma Co., Ltd.	Tolero Pharmaceuticals, Inc.	$200
10/28/16	Astellas Pharma, Inc.	Ganymed Pharmaceuticals AG	$461
10/15/13	AstraZeneca plc	Spirogen Ltd.	$200
06/07/13	Johnson & Johnson	Aragon Pharmaceuticals, Inc.	$650
12/12/12	Gilead Sciences, Inc.	YM BioSciences, Inc.	$510

(k)	Replacing the third paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Selected Transactions Analysis” on page 34 with the following:

“Based on Perella Weinberg’s review, the upfront cash considerations of these selected transactions ranged between $200 million and $1,000 million, with a median of $388 million. Perella Weinberg took the 25th percentile, median, and 75th percentile upfront cash considerations of these selected transactions and added Cascadian’s cash and cash equivalents net of debt (of approximately $99 million) to arrive at a range of equity values for Cascadian, and then used the treasury stock method to determine the fully diluted share count for each respective equity value and derive the per share value (60.49 million shares for the 25th percentile value, 61.37 million shares for the median value, and 61.46 million for the 75th percentile value). The analyses resulted in a range of implied equity values for Cascadian on a per share basis between $4.95 and $10.48, with a median of $7.93. Perella Weinberg compared this range to the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement.”

(l)	Replacing the first paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Discounted Cash Flow Analysis” on page 34 with the following:

“Perella Weinberg conducted a discounted cash flow analysis for Cascadian based on the Cascadian Projections (which reflected adjustment by management of Cascadian for (a) probability of success (ranging from 50.0% to 65.0%) and (b) the use of net operating losses plus tax shields generated from future estimated losses to reduce future tax liabilities) by calculating, in each case, the present value as of December 31, 2017 of the estimated standalone unlevered free cash flows (calculated as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that Cascadian could generate for fiscal year 2018 through fiscal year 2034 using discount rates ranging from 11.0% to 13.0% based on estimates of the weighted average cost of capital of Cascadian derived using the capital asset pricing model (“CAPM”) with no terminal value. Perella Weinberg assumed that Cascadian’s unlevered free cash flow would decline in perpetuity after December 31, 2034 as a result of the estimated date for loss of commercial exclusivity for tucatinib. Perella Weinberg used a range of discount rates from 11.0% to 13.0% derived by application of the CAPM, which takes into account certain company-specific metrics, including, among others, Cascadian’s target capital structure, the cost of long-term debt, marginal tax rate for U.S. companies to reflected potential tax reform, Bloomberg two-year adjusted–beta, as well as certain financial metrics for the United States financial markets generally.”

(m)	Replacing the second paragraph under the sub-heading “Opinion of Cascadian’s Financial Advisor—Certain Additional Information” on page 35 with the following:

“Premium Paid Analysis. Using publicly available data, Perella Weinberg reviewed the premia paid in 25 selected acquisitions of (i) publicly-traded clinical stage oncology companies (the “Clinical Stage Oncology Transactions”) and (ii) publicly traded clinical stage biopharma companies with transaction values between $500 million and $2,000 million between 2013 and 2017, including certain of the Clinical Stage Oncology Transactions (the “Biopharma Transactions”).”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 40 with the following:

“In connection with Perella Weinberg’s services as Cascadian’s financial advisor, Cascadian has agreed to pay Perella Weinberg an aggregate fee currently estimated to be approximately $7.21 million of which approximately $6.21 million is contingent upon the closing of the Transactions, with all fees previously paid credited towards such amount, including the $1,000,000 paid upon delivery of Perella Weinberg’s opinion. Cascadian has agreed to pay Perella Weinberg a fee equal to 20% of any break-up or termination fee received by Cascadian upon receipt thereof. In addition, Cascadian agreed to reimburse Perella Weinberg for its out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by Cascadian and the rendering of its opinion. None of these payments affected Perella Weinberg’s analysis or opinion.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cascadian Therapeutics, Inc.
Dated: February 26, 2018

	By:	/s/ Julia M. Eastland
	Name:	Julia M. Eastland
	Title:	Chief Financial Officer and Chief Business Officer